SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English),
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 that we would furnish quarterly to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT
Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€45,677	€80,010
Restricted cash	—	3,183
Available-for-sale securities and other short-term investments	222	709
Derivative contracts	1,975	1,194
Accounts receivable (net of allowances of € 2,731 as of September 30, 2006 and € 2,650 as of December 31, 2005)	118,262	92,494
Unbilled revenues	147,399	77,069
Due from related parties	19,325	45,449
Inventory	22,328	11,622
Other taxes receivable	15,922	8,434
Deferred tax assets	5,175	6,043
Other current assets	4,698	1,532

Total current assets	€380,983	€327,739
Other investments	2,366	1,870
Property, plant and equipment, net of accumulated depreciation of € 43,686 as of September 30, 2006 and € 40,368 as of December 31, 2005	51,463	52,965
Long-term receivables and other assets	8,785	11,317
Deferred tax assets	15,208	14,446
Other intangible assets, net of accumulated amortization of € 13,472 as of September 30, 2006 and € 11,011 as of December 31, 2005	11,843	10,143
Goodwill	42,369	16,862

Total assets	€513,017	€435,342

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€173,760	€150,246
Billing in excess of costs and estimated earnings	21,199	20,417
Accrued and other liabilities	11,972	9,418
Income taxes payable	8,782	17,835
Deferred tax liabilities	6,206	3,082
Due to related parties	55,907	11,146
Current portion of long-term debt	1,942	8,515
Short-term debt	32,823	23,958
Short-term leasing obligations	2,688	1,948
Derivative contracts	3,135	1,440

Total current liabilities	€318,414	€248,005
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT
Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Long-term debt less current portion	14,819	15,310
Long-term leasing obligations	1,519	4,035
Other long-term liabilities	6,369	7,507
Deferred tax liabilities	3,554	673
Unearned income	356	211

Total liabilities	€345,031	€275,741

Minority interest	682	1,604

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	39,860	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income	279	2,883
Retained earnings	39,276	28,798

Total shareholders’ equity	€167,304	€157,997

Total liabilities and shareholders’ equity	€513,017	€435,342

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues	€129,228	€100,023	€331,170	€271,372
Cost of revenues	101,751	78,940	257,773	212,368

Gross profit	€27,477	€21,083	€73,397	€59,004

General and administrative	10,410	5,893	26,825	18,122
Sales and marketing	3,659	3,231	12,335	9,518
Research and development	4,469	3,378	11,652	10,432
Depreciation and amortization	1,555	2,184	5,541	6,419

Total operating expenses	€20,093	€14,686	€56,353	€44,491

Income from operations	7,384	6,397	17,044	14,513

Financial income (expense), net	(3,710)	(879)	(4,830)	(1,803)
Total other income (expense)	€(3,710)	€(879)	€(4,830)	€(1,803)

Income before income taxes	3,674	5,518	12,214	12,710
Income tax expense (benefit)	420	1,619	2,328	3,149

Net income before minority interest	€3,254	€3,899	€9,886	€9,561

Loss/(profit) attributable to minority interests	610	(111)	592	(617)

Net income	€3,864	€3,788	€10,478	€8,944

Earnings per share
Basic and diluted net income per share	€0.13	€0.13	€0.36	€0.31

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

     The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues	€5,259	€5,452	€17,155	€15,422
Cost of revenues	(1,621)	(2,615)	(7,567)	(7,108)
General and administrative	(1,469)	(1,220)	(4,434)	(3,443)
Financial income (expense), net	(597)	(158)	(678)	(161)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net income before minority interest	€9,886	€9,561
Adjustments to reconcile net income to net cash provided by operating activities	10,183	17,157
Change in operating assets and liabilities	(68,931)	(48,320)
Change in operating assets and liabilities due to temporary joint ventures	(3,462)	(12,673)

Net cash provided by (used in) operating activities	€(52,324)	€(34,275)

Cash flows from investing activities:
Restricted cash-guaranteed deposit of long term investments and commercial transactions	3,183	8,028
Due from related parties	27,494	22,107
Acquisition of subsidiaries, net of cash	(40,719)	(4,853)
Purchase of property, plant & equipment	(2,398)	(3,223)
Disposal / (acquisition) of investments	684	(19,605)

Net cash provided by (used in) investing activities	€(11,756)	€2,454

Cash flows from financing activities:

Proceeds from short-term debt	16,260	12,466
Repayment of short-term debt	(7,395)	(7,940)
Proceeds from long-term debt	2,244	1,829

Repayment of long-term debt	(11,084)	(14,879)
Due to related parties	30,278	12,798

Net cash provided by (used in) financing activities	€30,303	€4,274

Net increase (decrease) in cash and cash equivalents	€(33,777)	€(27,547)
Net effect of foreign exchange in cash and cash equivalents	(556)	3,887
Cash and cash equivalents at the beginning of period, excluding joint ventures	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933

Cash and cash equivalents at the end of period	€45,677	€56,855

Supplemental disclosure of cash information
Cash paid for the period:
Interest	€5,779	€3,751
Income tax	1,019	1,150

Non-cash transactions:
Capital leases	€1,373	€3,754
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

						Accumulated
			Additional		Deferred	Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2005	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€157,997
Comprehensive income:
Net Income	—	—	—	10,478	—	—	10,478
Foreign currency translation adjustment	—	—	—	—	—	(2,604)	(2,604)

Total comprehensive income (loss)				10,478		(2,604)	7,874
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—

Amortization of formula based stock compensation plan	—	—	1,230	—	—	—	1,230
Parent Company stock purchase plan expense	—	—	203	—	—	—	203

Balance, September 30, 2006	29,247,100	€87,889	€39,860	€39,276	€—	€279	€167,304

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle East and Africa. These products and services solutions include systems integration, consulting services, outsourcing services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes, and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the nine-month period ended September 30, 2006 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on May 3, 2006 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Stock Compensation Plan
     The Company applied, until December 31, 2005, Accounting Principles opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense was recognized in earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense was recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
     Upon adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company has designated its formula based stock purchase plan as an equity award plan and has started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures under SFAS 123. The Company has chosen the prospective application transition method allowed by SFAS 123R.
     The applicable disclosure requirements of SFAS 123R have been provided below for the period ended September 30, 2005 and 2006:

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended
	September 30,
	2006	2005
Net income as reported	€10,478	€8,944
Add share-based compensation cost included in net income as reported	€1,230	€998
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€(1,230)	€1,892
Pro forma net income if the fair value based method had been applied to all awards	€10,478	€8,049
Basic and diluted earnings per share as reported in Euros	€0.36	€0.31
Pro forma basic and diluted earnings per share in Euros	€0.36	€0.28
     In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. Details of this plan are provided in our Annual Report on Form 20-F for the year ended December 31, 2005. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The fair value of the 516,100 shares granted, amounting to € 1,518 (€ 2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. Compensation cost recorded on this plan for the three and nine month periods ended September 30, 2006 amounted to € 67 and € 203, respectively.
3. Recent Accounting Pronouncements
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting;

b.	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or

c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet assessed what effect, if any, the adoption of FIN 48 will have on its financial condition, results of operations, or cash flows.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as Telvent, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     During October 2006, the FASB issued three final FASB Staff Positions (FSPs) related to Statements 126 and 123(R). FSP FAS 126-1 amends certain accounting standards to clarify the definition of a “public entity.” FSP FAS 123(R)-5 addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R)-1. FSP FAS 123(R)-6 addresses certain technical corrections of Statement 123(R). FSP FAS 126-1 should be applied prospectively in fiscal periods beginning after December 15, 2006. The latter two should be applied in the first reporting period beginning after October 10 and October 20, 2006, respectively. The Company does not expect the adoption of any of these FSPs to have any material effect on its financial position, results of operations or cash flows.
4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are variable interest entities, as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     As of September 30, 2006, the increase in total assets from these consolidated entities amounted to € 42,380. Total revenue recognized with respect to these consolidated joint ventures was € 11,423, including € 8,441 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2006, and € 27,183, including € 20,009 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2006. During the corresponding periods in 2005, revenue recognized with respect to these consolidated joint ventures was € 13,749, including € 9,572 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2005, and € 32,099, including € 22,638 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2005.
     Corresponding costs due to other joint venture partners of € 20,061 and € 21,700 are recognized in cost of revenues for the nine months ended September 30, 2006 and 2005, respectively and € 8,792 and € 9,226 are recognized in cost of revenues for the three months ended September 30, 2006 and 2005, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss related to performance guarantees given by it as a result of its involvement with the UTEs that are not consolidated is € 2,018.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
5. Inventory
     Inventory consists of the following:

	As of	As of
	September 30,	December 31,
	2006	2005
Raw Materials	€2,279	€2,233
Work-in-progress	20,049	9,389

	€22,328	€11,622

6. Acquisition
Miner & Miner
     As part of the original share purchase agreement for the purchase of 70% of the shares of Miner & Miner, if Miner & Miner’s financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level, Telvent would be obligated to purchase the remaining 30% of the shares for a purchase price determined by a financial performance formula. Effective January 1, 2006, the Company acquired the remaining 30% of the shares of Miner & Miner for a total purchase price of € 5,731, which was paid on February 22, 2006. This purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed, based on an updated valuation of Miner & Miner performed as of the purchase date. As a result, the following is a summary of the allocation of the total purchase price for 30% of Miner & Miner:

As of
February 22,
2006
(Unaudited)
Adjusted working capital	€376
Property, plant and equipment	97
Intangible assets
Customer contracts and relationships	1,618
Software technology	429
Brand names	184
Goodwill	4,902
Deferred tax liability	(1,875)

Total purchase price	€5,731

Beijing Blue Shield
     On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”), a Beijing-based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3,184). As of September 30, 2006, the Company has paid 80% of the total amount or Rmb 25.6 million (€ 2,309), in cash. A final payment of Rmb 6.4 million (€ 637) will be due in March 2007.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The Company performed an initial purchase price allocation that indicated that the net fair value of the assets acquired and liabilities assumed was greater than the purchase price. Therefore, the Company reduced, on a pro-rata basis, the intangible assets identified, resulting in the following purchase price allocation:

As of
April 26,
2006
(Unaudited)
Cash and cash equivalents	€159
Current assets	3,514
Tangible assets	123
Liabilities assumed	(1,827)
Intangible assets	1,215
Goodwill	—

Total purchase price	€3,184

     The results of operations of BBS have been included in the Company’s Traffic segment from the date of its acquisition.
Almos Systems
     During the last quarter of 2005, the Company completed its purchase price allocation related to the acquisition of Almos Systems. The fair value of the identifiable assets acquired and liabilities assumed was determined to be greater than the purchase price and consequently, a pro-rata reduction of the intangible assets identified was performed, while recording as a liability the maximum amount of contingent consideration stipulated in the share purchase agreement of € 1,750. Such contingent and variable payment was established based on Almos meeting certain income targets over a period ending June 30, 2006. As of September 30, 2006, and based on Almos’ actual results, the Company estimates that the contingent payment that will be made will be approximately € 480. Therefore, a further pro-rata reduction of intangible assets has been performed.
Farradyne
     On July 1, 2006, the Company completed the acquisition of 100% of the business and related assets of PB Farradyne (Farradyne), a leading provider of traffic information technology consulting and integration services in the United States. The acquired business operates as Telvent Farradyne Inc.. The total purchase price for the Farradyne business was U.S. $ 38,924 (€ 30,618). A portion of the purchase price was paid into escrow and will serve as security for the sellers’ obligations to Telvent under the purchase agreement. This acquisition has been financed through a mix of use of proceeds from the Company’s IPO and a loan under a credit agreement with LaSalle Bank National Association (see Note 7).
     The net carrying value of the Farradyne business’ assets and liabilities at the date of purchase was U.S. $14,671 (€ 11,540). Telvent is currently determining the fair value of identifiable assets acquired and liabilities assumed in order to perform the purchase price allocation required by SFAS 141, Business Combinations. In the meantime, the excess purchase price over net assets acquired, amounting to € 19,078, has been allocated entirely to goodwill.
     The results of operations of Telvent Farradyne have been included in the Company ’s Traffic segment from the date of its acquisition.
7. Short-Term Debt
     On May 31, 2006, our subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million (€ 15,798). The obligations of Telvent Traffic under the credit agreement are guaranteed by Telvent GIT, S.A. The credit facility is available for partial financing of acquisitions permitted under the agreement. The credit facility matures on May 1, 2007. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for United

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
States dollar deposits in the London Interbank Eurodollar market (LIBOR), plus an applicable margin which is based on the leverage ratio of Telvent GIT, S.A. The amount outstanding under this facility as of September 30, 2006 was U.S. $20 million (€ 15,798).
8. Financial Instruments
     The following table provides quantitative information about the Company ´s outstanding derivative financial instruments:

	As of September 30, 2006
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€1,337	€28,779	€1,648	€34,066
Brazilian Reals	—	—	51	2,042
Mexican Pesos	1	380	219	5,305
Canadian Dollars	336	15,527	843	26,647
Morocco Dirhams	—	—	1	30
Qatari Riyals	1	248	35	2,703
Japanese Yen	294	6,289	330	7,356
Thai Bahts	23	18	8	316

	€1,992	€51,241	€3,135	€78,465

Interest rate contracts:
Interest rate caps	(17)	12,315	—	—

Total	€1,975	€63,556	€3,135	€78,465

	As of December 31, 2005
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€435	€7,336	€312	€6,150
Brazilian Reals	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Morocco Dirhams	—	—	7	614
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214

Interest rate contracts:
Interest rate caps	—	—	—	23,480

Total	€1,194	€35,275	€1,440	€61,694

9. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions are completed at market rates.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The details of balances with group companies and related parties are as follows:

	As of	As of
	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Due from related parties:
Accounts receivable	€18,821	€17,450
Credit line receivable	504	27,999

	€19,325	€45,449

Due to related parties:
Trade payables	€20,341	€5,858
Credit line payable	35,566	5,288

	€55,907	€11,146

     The Company’s net credit line payable under its credit arrangement with Abengoa as of September 30, 2006 was € 35.1 million, with € 9.9 million remaining available to the Company as of this date. The Company incurs no costs and receives no payments under this arrangement unless and until it borrows or loans funds thereunder.
10. Commitments and Contingencies
Commitments
     The Company has a contingent payment on the Almos acquisition amounting to a maximum of € 1,750 payable based on Almos meeting certain targets over a period ending June 30, 2006. As of September 30, 2006, and based on Almos’ actual results, the Company estimates that the contingent payment that will be made will be approximately € 480.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of September 30, 2006, the development and installation work for the El Toyo project is substantially complete.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters, including the proceedings related to the El Toyo Project, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. The Company requires similar bonds from sub-contractors to mitigate this risk in part. The guarantees are generally not drawn upon, as the Company will usually successfully complete the contract or renegotiate contract terms.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of September 30, 2006, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€157,745	€15,084	€—
Financial guarantees	€1,340	€—	€—

Total	€159,085	€15,084	€—

     The maximum potential payments represent a “worst-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
11. Segments and Geographic Information
     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in operating expenses and are not allocated to the segments.
•	Energy comprises two primary areas focusing on oil & gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and interurban traffic management systems (ITS), including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.

•	Other includes health care, public administration and managed services.

	Nine-Month Period Ended September 30, 2006
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€151,086	€93,659	€27,489	€28,172	€30,764	€331,170
Cost of revenues	(117,171)	(76,555)	(20,209)	(21,750)	(22,088)	(257,773)

Gross profit	€33,915	€17,104	€7,280	€6,422	€8,676	€73,397

Operating Expenses						(56,353)
Other Expenses						(4,830)

Income before income taxes						€12,214

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Three-Month Period Ended September 30, 2006
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€59,937	€37,167	€11,010	€9,862	€11,252	€129,228
Cost of revenues	(47,173)	(31,415)	(7,443)	(7,739)	(7,981)	(101,751)

Gross profit	€12,764	€5,752	€3,567	€2,123	€3,271	€27,477

Operating Expenses						(20,093)
Other Expenses						(3,710)

Income before income taxes						€3,674

	Nine-Month Period Ended September 30, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€128,667	€84,833	€16,781	€17,791	€23,300	€271,372
Cost of revenues	(99,854)	(70,356)	(13,067)	(13,757)	(15,334)	(212,368)

Gross profit	€28,813	€14,477	€3,714	€4,034	€7,966	€59,004

Operating Expenses						(44,491)
Other Expenses						(1,803)

Income before income taxes						€12,710

	Three-Month Period Ended September 30, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€48,685	€28,165	€8,678	€6,980	€7,515	€100,023
Cost of revenues	(38,182)	(24,267)	(6,632)	(5,915)	(3,944)	(78,940)

Gross profit	€10,503	€3,898	€2,046	€1,065	€3,571	€21,083

Operating Expenses						(14,686)
Other Expenses						(879)

Income before income taxes						€5,518

     The majority of the joint ventures net revenue that the Company consolidates due to FIN 46R are included in the Company’s Traffic Segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.

	As of September 30, 2006
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€171,678	€128,064	€25,513	€24,225	€73,246	€422,726
Unallocated assets						33,418
U.S. GAAP adjustments						56,873

Total assets						€513,017

	As of December 31, 2005
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€129,042	€62,060	€14,531	€28,380	€62,957	€296,970
Unallocated assets						84,585
U.S. GAAP adjustments						53,787

Total assets						€435,342

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the nine months ended September 30, 2006 and 2005, sales outside of Spain comprised 53.2% and 51.6% of the Company’s revenues, respectively. Net revenues consisted of sales to customers in the following areas:

	Nine Months Ended September 30,
	2006	2005
Europe	€182,782	€142,459
Latin America	63,770	46,929
North America	53,364	40,792
Asia-Pacific	10,856	21,727
Middle-East and Africa	20,398	19,465

	€331,170	€271,372

     The most significant investments included in property, plant & equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	September 30,	December 31,
	2006	2005
Portugal	€4,949	€5,194
North America	1,110	1,482
Latin America	435	336
China	2,096	1,155
Other	159	173

	€8,749	€8,340

12. Subsequent events
     In November 2006, the Company signed an agreement to acquire the business and assets of Maexbic, S.A., the leading provider of public transportation ticketing technology in Spain for € 1,850, and a contingent and variable earn-out payment, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the period ended December 31, 2007.
     On November 2, 2006, the Spanish Congress approved the “Ley del Impuesto sobre la Renta de las Personas Físicas y de modificación parcial de las Leyes de los Impuestos sobre Sociedades”, which results, among other things, in the modification of the Spanish Federal Tax Rate from the current 35%, to 32.5% for fiscal tax year beginning after January 1, 2007, and 30% for fiscal tax years beginning after January 1, 2008. Deferred tax assets and liabilities should be measured in each jurisdiction at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted by the balance sheet date. Therefore, this change in tax rate will result in a modification to our recognized deferred tax assets and liabilities.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company that specializes in high value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Traffic, Transport, and Environment). In addition, we provide similar products and services solutions in the areas of healthcare, public administration and managed services that we include in our “Other” segment. We provide our products and services in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We provide solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy companies and utilities in the United States, Canada, Spain, Mexico, Brazil and China, the traffic or transport authorities of some of the largest cities in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa and a number of government environmental entities in Europe, North America, Latin America, Australia and the Middle-East.
     Our ordinary shares have been quoted on the Nasdaq Global Market under the symbol “TLVT” since October 2004; they are not listed on any exchange or otherwise quoted for trading in Spain. As of November 22, 2006, there were 29,247,100 Ordinary Shares issued and outstanding.

Results of Operations
     We prepared our consolidated financial statements for the three and nine month periods ended September 30, 2006 and September 30, 2005 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of four acquisitions at different points during the period reviewed:
•	We acquired 100% of Almos on July 6, 2005. Therefore, the results of operations of Almos are reflected in our results of operations for the three month periods ended September 30, 2006 and 2005, and in the nine month period ended September 30, 2006, but only from July 1st to September 30th in the corresponding nine-month period in 2005.
•	We acquired 70% of Miner & Miner Consulting Engineers, Incorporated (“Miner & Miner”) on December 10, 2004 and the remaining 30% effective January 1, 2006. Therefore, 70% of the results of operations of Miner & Miner are reflected in our net results of operations (after minority interest) for the three and nine-month periods ended September 30, 2005, and 100% in the corresponding periods in 2006.
•	We acquired 80% of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”) on April 26, 2006. Therefore, the results of operations of BBS (net of minority interest) are reflected in our net results of operations for the three month period ended September 30, 2006, but not in the first quarter of 2006, or in any of the 2005 periods presented.
•	We acquired 100% of the business and related assets of PB Farradyne on July 1, 2006 (“Farradyne”). Therefore, the results of operations of Farradyne are reflected in our results of operations for the three month period ended September 30, 2006, but not in any other period presented.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three months and nine months ending on September 30 in each of 2006 and 2005.

	For the Three Months Ended September 30,
			Percentage		Percentage	Percentage
	2006(1)	2006	of	2005	of	Change
	(in thousands)	(in thousands)	Revenues	(in thousands)	Revenues	2005-2006
Revenues(2)	$163,952	€129,228	100%	€100,023	100%	29.2%
Cost of revenues(2)	129,091	101,751	78.7	78,940	78.9	28.9

Gross profit	34,860	27,477	21.3	21,083	21.1	30.3
General and administrative	13,207	10,410	8.1	5,893	5.9
Sales and marketing	4,642	3,659	2.8	3,231	3.2
Research and development	5,670	4,469	3.5	3,378	3.4
Depreciation and amortization	1,973	1,555	1.2	2,184	2.2

Total operating expenses	25,492	20,093	15.5	14,686	14.7

Income from operations	9,368	7,384	5.7	6,397	6.4	15.4
Financial income (expense), net	(4,707)	(3,710)	(2.9)	(879)	(0.9)

Total other income (expense)	(4,707)	(3,710)	(2.9)	(879)	(0.9)

Income before income taxes	4,661	3,674	2.8	5,518	5.5
Income tax expense (benefit)	533	420	0.3	1,619	1.6
Net income before minority interest	4,128	3,254	2.5	3,899	3.9

Loss (Profit) attributable to minority interest	774	610	0.5	(111)	(0.1)

Net income	$4,902	€3,864	3.0	€3,788	3.8	2.0

Basic and diluted net income per share	$0.17	€0.13		€0.13

Weighted average number of shares outstanding		29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2687 to € 1.00 (based on the noon buying rate on September 29, 2006). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended September 30, 2006 and 2005 include the effect of consolidating certain joint venture agreements in accordance with FIN 46R, “Consolidation of Variable Interest Entities.” We participate in these temporary joint venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint venture partners for the three-month periods ended September 30, 2006 and 2005 were € 8.4 million and € 9.6 million respectively, while the cost of revenues were € 8.8 million and € 9.2 million, respectively, for the same periods.

	For the Nine Months Ended September 30,
			Percentage		Percentage	Percentage
	2006(1)	2006	of	2005	of	Change
	(in thousands)	(in thousands)	Revenues	(in thousands)	Revenues	2005-2006
Revenues(2)	$420,155	€331,170	100%	€271,372	100%	22.0%
Cost of revenues(2)	327,037	257,773	77.8	212,368	78.3	21.4

Gross profit	93,119	73,397	22.2	59,004	21.7	24.4
General and administrative	34,033	26,825	8.1	18,122	6.7
Sales and marketing	15,649	12,335	3.7	9,518	3.5
Research and development	14,783	11,652	3.5	10,432	3.8
Depreciation and amortization	7,030	5,541	1.7	6,419	2.4

Total operating expenses	71,495	56,353	17.0	44,491	16.4

Income from operations	21,624	17,044	5.1	14,513	5.3	17.4

Financial income (expense), net	(6,128)	(4,830)	(1.5)	(1,803)	(0.7)

Total other income (expense)	(6,128)	(4,830)	(1.5)	(1,803)	(0.7)

Income before income taxes	15,496	12,214	3.7	12,710	4.7
Income tax expense (benefit)	2,954	2,328	0.7	3,149	1.2

Net income before minority interest	12,543	9,886	3.0	9,561	3.5
Loss/(Profit) attributable to minority interest	751	592	0.2	(617)	(0.2)

Net income	$13,294	€10,478	3.2	€8,944	3.3	17.2

Basic and diluted net income per share	$0.45	€0.36		€0.31

Weighted average number of shares outstanding		29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2687 to € 1.00 (based on the noon buying rate on September 29, 2006). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the nine-month periods ended September 30, 2006 and 2005 include the effect of consolidating certain joint venture agreements in accordance with FIN 46R, “Consolidation of Variable Interest Entities.” We participate in these temporary joint venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint venture partners for the nine-month periods ended September 30, 2006 and 2005 were € 20.0 million and € 22.7 million, respectively, while the cost of revenues were € 20.1 million and € 21.7 million, respectively, for the same periods.
Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     New contract bookings for the three months ended September 30, 2006 were € 188.2 million, an increase of € 75.1 million, or 66.3%, from new bookings of € 113.2 million for the three months ended September 30, 2005.
     New contract bookings for the nine months ended September 30, 2006 were € 416.9 million, an increase of € 97.4 million, or 30.5%, from new bookings of € 319.6 million for the nine months ended September 30, 2005.
     Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes the pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
     Backlog as of September 30, 2006 was € 493.1 million, an increase of € 141.6 million, or 40.3%, from a backlog of € 351.5 million as of September 30, 2005.

Revenues

Three Months Ended	Three Months Ended	Percent
September 30,	September 30,	Change
2006	2005	2005-2006
(Euros in thousands, except percentages)
€129,228	€100,023	29.2%

Nine Months Ended	Nine Months Ended	Percent
September 30,	September 30,	Change
2006	2005	2005-2006
(Euros in thousands, except percentages)
€331,170	€271,372	22.0%
     The increase in our revenues for the three-month and nine-month periods ended September 30, 2006, over the corresponding periods in 2005 was due primarily to double-digit organic growth in all of our segments, and the effect of the consolidation of the revenues from the companies we acquired in 2005 and 2006.
     Almos, BBS and Farradyne contributed € 2.6 million, € 0.2 million, and € 7.7 million, respectively, in revenues in the third quarter of 2006, in comparison with the contribution of Almos of € 1.3 million in revenues in the third quarter of 2005. For the nine-month period ended September 30, 2006, Almos, BBS and Farradyne contributed € 8.7 million, € 0.5 million, and € 7.7 million, respectively, in revenues, in comparison with the contribution of Almos of € 1.3 in revenues in the nine-month period ended September 30, 2005.
     In the three-month period ended September 30, 2006, we also consolidated additional revenues of € 8.4 million relating to other joint venture partners and € 9.6 in the corresponding period of the prior year. In the nine-month period ended September 30, 2006, we consolidated additional revenues of € 20.0 million relating to other joint venture partners and € 22.7 million in the corresponding period of the prior year.
Cost of Revenues

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€101,751	78.7%	€78,940	78.9%	28.9%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€257,773	77.8%	€212,368	78.3%	21.4%
     Cost of revenues as a percentage of revenues remained fairly constant both in the third quarter and in the nine-month periods ending September 30, year-over-year. Cost of revenues for the three-month and the nine-month periods ended September 30, 2006 included € 8.8 million and € 20.1 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. For the quarter and the nine-month period ended September 30, 2005, such contribution represented € 9.2 million and € 21.7 million, respectively. Nonetheless, we continue our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services, public administration and healthcare IT businesses in our “Other” segment.

General and Administrative

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€10,410	8.1%	€5,893	5.9%	76.7%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€26,825	8.1%	€18,122	6.7%	48.0%
     Our general and administrative expenses increased significantly both in the third quarter and year-to date, mainly as a result of the additional legal, accounting, internal control, and investor relations costs that we continue to incur as a result of having become a publicly-traded company in the United States. We are finalizing the implementation of our system of internal control over financial reporting to comply with Section 404 of the Sarbanes Oxley Act, which has contributed significantly to this increase, including outside consultant and auditor fees, and increased internal costs. In addition, we are consolidating general and administrative costs in the third quarter of 2006 coming from our Farradyne acquisition, including certain temporary integration costs. We expect that such costs will be reduced in the future as we integrate the Farradyne business and implement our own information systems, administration services, etc.
     Furthermore, our stock compensation plans increased our general and administrative expenses in both periods; the impact of these charges was € 0.4 million and € 1.4 million for the three and nine-month periods ended September 30, 2006, and € 0.5 million and € 1.0 million, respectively, for the three and nine-month periods ended September 30, 2005. The reason for the increase year-over-year is the application, starting January 2006, of SFAS 123R, which requires fair value accounting for stock-based plans, and the fact that we have recorded compensation expense related to our parent company’s new stock based compensation plan under which shares of our parent company were granted to our senior management in January 2006.
     Although our continuing reorganization efforts are producing some cost savings during this year, such cost savings are partially offset by the expenses described above. We expect that our internal reorganization will continue to contribute cost savings in the near future, but we also expect to continue to incur additional internal control, accounting, legal costs and other similar expenses throughout 2006 and into 2007.
Sales and Marketing

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€3,659	2.8%	€3,231	3.2%	13.2%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€12,335	3.7%	€9,518	3.5%	29.6%
     The increase in our sales and marketing expense from the three-month and the nine-month periods ended September 30, 2005 to the three-month and the nine-month periods ended September 30, 2006 was primarily the result of higher selling expenses and sales personnel costs incurred with increased business activity across segments and geographies, especially in connection with our efforts to develop our Traffic segment business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa.
Research and Development

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€4,469	3.5%	€3,378	3.4%	32.3%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€11,652	3.5%	€10,432	3.8%	11.7%
     Our research and development expenses increased in the three-month and the nine-month periods ended September 30, 2006 over the corresponding periods in 2005, but remain fairly constant as a percentage of revenues. We intend to maintain an approximate level of investment in research and development of 4% as a percentage of revenues (not including the effect of the consolidation of our temporary joint ventures). We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2005 and 2006. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€1,555	1.2%	€2,184	2.2%	(28.8)%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€5,541	1.7%	€6,419	2.4%	(13.7)%
     Our depreciation and amortization expenses decreased year-over-year, mainly due to the fact that we do not highly invest in capital expenditures, and therefore, depreciation charges decrease. Nonetheless, this expense also includes non-cash amortization expense resulting from the purchase price allocations (which resulted primarily in the recognition of intangible assets such as backlog/customer contracts, software technology and customer relationships) in the acquisitions of the NMS Division of Metso, WBU-Xwave, Miner & Miner, Almos and BBS, and additional amortization and depreciation expenses consolidated as a result of these purchases. In addition, once the purchase price allocation of Farradyne is completed, additional intangible assets will be recognized and therefore amortized in the future. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 0.4 million and € 1.7 million in the three and nine-months ended September 30, 2006, respectively, and € 0.5 million and € 1.5 million, respectively, in the corresponding periods of the prior year.

Financial Income (Expense), Net

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€(3,710)	(2.9%)	€(879)	(0.9%)	322.1%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€(4,830)	(1.5%)	€(1,803)	(0.7%)	167.9%
     Net financial expense increased significantly year-over-year primarily due to the increase in our indebtedness under the credit arrangement with Abengoa, and from the outstanding credit facilities that our subsidiary, Telvent Brasil, has with various financial institutions to finance its negative operating cash flow. In addition, financial income decreased as a result of having a lower balance of proceeds from our initial public offering generating interest for us during the 2006 periods. Interest income earned on the proceeds from our initial public offering amounted to € 0.7 million and € 0.9 million during the nine-month periods ended September 30, 2006 and 2005, respectively, and € 0.3 million and € 0.2 million during the three-month periods ended September 30, 2006 and 2005, respectively. Finally, for the nine-month periods ended September 30, 2006 and 2005, the impact of the mark-to-market of our derivatives amounted to € (0.8) million and € (1.5) million, respectively, and € (0.6) million and € (0.8) million, respectively, for the three-month periods ended September 30, 2006 and 2005.

Segment Analysis
     We have five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.
•	Energy comprises two primary areas focusing on oil & gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban traffic management systems (ITS), including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and public transportation systems, such as light trains, buses and trans systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.

•	Other includes healthcare, public administration and managed services.

	Three Months Ended September 30, 2006
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€59,937	€37,167	€11,010	€9,862	€11,252	€129,228
Gross Profit	€12,764	€5,752	€3,567	€2,123	€3,271	€27,477
Gross Margin	21.3%	15.5%	32.4%	21.5%	29.1%	21.3%

	Three Months Ended September 30, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€48,685	€28,165	€8,678	€6,980	€7,515	€100,023
Gross Profit	€10,503	€3,898	€2,046	€1,065	€3,571	€21,083
Gross Margin	21.6%	13.8%	23.6%	15.3%	47.5%	21.1%

	Nine Months Ended September 30, 2006
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€151,086	€93,659	€27,489	€28,172	€30,764	€331,170
Gross Profit	€33,914	€17,104	€7,280	€6,422	€8,676	€73,397
Gross Margin	22.4%	18.3%	26.5%	22.8%	28.2%	22.2%

	Nine Months Ended September 30, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€128,667	€84,833	€16,781	€17,791	€23,300	€271,372
Gross Profit	€28,813	€14,477	€3,714	€4,034	€7,966	€59,004
Gross Margin	22.4%	17.1%	22.1%	22.7%	34.2%	21.7%
Energy

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€59,937	€48,685	€151,086	€128,667
Gross Profit	€12,764	€10,503	€33,914	€28,813
Gross Margin	21.3%	21.6%	22.4%	22.4%
Revenue growth rate over prior period	23.1%		17.4%

     Revenues generated in our Energy sector in the nine-month period ended September 30, 2006, increased by € 22.4 million, to € 151.1 million, or 17.4%. In the third quarter, revenues increased by € 11.3 million, or 23.1%, year-over-year. This increase was mainly due to general good business performance of our organic business in Europe (Spain and Sweden), and Mexico, where our revenues increased by 70.0% and 29.1%, respectively, and a high volume of execution of contracts.
     Oil & Gas
     In the nine months ended September 30, 2006, revenues in our Oil & Gas sub-sector amounted to € 57.6 million, while revenues in the same period of 2005 were € 52.4 million, an increase of 9.9%, year over year.
     Oil & Gas business revenues in North America for the nine-month period ending September 2006 increased by 12.6%, compared to the same period in 2005, due to accelerated completion of work booked in early 2006. Bookings for the period in this sub-sector increased 171.1% over the same period in 2005. The corresponding gross margins in the nine-month period ending September 2006 declined by 3%, to 34%, from the same period of the prior year. This was largely due to the delayed completion of the previous year’s projects, extensive hiring of new personnel and a lower ratio of the high margin services contracts revenues, against lower margin projects needing attention as a result of the strong bookings in the period, as a result of focused sales and marketing efforts in the healthy petroleum sector.
     Our strong relationship with our installed customer base continues to create preference for our OASyS SCADA product and our vertical applications with orders from Trans-Northern Pipeline, a long time Telvent customer, and for the SimSuite Pipeline modelling solution with significant orders for Alyeska and Giant Pipeline in the period. Our IT services business has become well entrenched in our total services and solutions portfolio, as evidenced by the Talisman 42-month IT infrastructure services outsource contract renewal in the third quarter of this year.
     Revenues in Mexico grew by 26.6% in the nine-month period ended September 30, 2006 in comparison with the same period of 2005 due to the good business performance of our ongoing SIMCOTS projects with Pemex Refinación and our offshore projects with Pemex Exploración y Producción.
     Oil & Gas business revenues outside North America and Mexico for the nine-month period ending September 2006 declined by 17.7% compared to the same period in 2005, due to delays in contract awards.
     In the rest of the Latin America region, the oil and gas industry’s investment in technology infrastructure and services has been delayed by the significant (and unusual) number of electoral processes that have taken place in the year 2006, affecting virtually every capital investment initiative in the region. Given the current dependency on imports (particularly in the Natural Gas sector) in most countries in the region, this trend is expected to change in the first and second quarter of 2007. The gross margins in this area have decreased to 9%. The decline in revenues is attributable to a relative increase in backlog levels. We continue to expect to obtain several Oil & Gas international bookings during the fourth quarter of 2006.
     In the Asia-Pacific region, China continues to be a focus market. Revenues in this region decreased by 23.4% in the nine-month period ending September 30, 2006, compared with the same period in 2005. However, revenues for the fourth quarter of 2006 are forecasted to be strong, closing the year-on-year gap by the end of December 2006. Profitability during the first three quarters has increased by 4%, compared with the same period in 2005, due to improved cost controls and localization of delivery. The outlook for the Asia-Pacific region continues to be positive, with strong spending on Oil & Gas infrastructure development, and particular focus on transportation and LNG terminals.
     The Middle-East and Africa is a new market for our Oil & Gas group and revenues in this region are small compared with other regions. Oil & Gas spending, particularly in the Middle East, continues to be strong due to high oil prices. We are currently working with strategic partners to pursue several large opportunities in the region.
     Electric
     Our revenues for the electric utility business for the nine-month period ended September 30, 2006, were up by € 17.2 million, or a 22.6% increase from the same period of the prior year.
     In North America, the electric utility business revenues increased by 15.9% when comparing the nine months ending September 30, 2006 to the nine months ending September 30, 2005. This increase is mainly due to sales of our automation products (Sage Remote Terminal Units) to large utilities. We also continue to focus on utilities that are expanding their networks due to population growth and outdated field assets.
     In our Europe region, our revenues increased from € 26.0 million to € 47.6 million, an 83.6% increase in the nine-month period ended September 30, 2006 in comparison with the same period of 2005. This was mainly due to good general business performance coming from organic growth in the electric activity in Spain and Sweden, in particular the contribution of our Vattenfall project. In Sweden, the roll-out of the Vattenfall project continues according to schedule. The contribution of this project during the nine-month period ended September 30, 2006, increased revenue by € 17.9 million. In Spain, revenue contribution from our Adif, Red Eléctrica de España, and Endesa Automation projects has been significant during this third quarter of 2006.
     In Latin America, revenues decreased by 47% in the nine-month period ended September 30, 2006, in comparison with the same period of 2005, due especially to the low performance of the Mexican electric business and the general paralysis of the public investments in the area because of the coincidence of several election processes in the second half of the year including countries significant for our activities like Brazil, Mexico and Venezuela.
     In Mexico, we are also facing very aggressive competition from new players trying to enter the Mexican electric market. Our long-term leadership position is threatened and our margins have dropped significantly from 27 % to 5%. Nonetheless, we have launched successful new actions in other niches of the Mexican electric market, like traction control systems and hydraulic power plant control systems, where we have obtained significant contracts during this year.
     New important projects in other countries of the Latin America region, like the control centers and DMS project for Cadafe in Venezuela and the integrated management system for the Costa Rica’s Distribution Network for CNFL, should help improve our position in Latin America in 2007.
     In our Middle East and Africa region, our project with Steg (in Tunisia), which had been facing difficulties in its final execution phase, has improved, although not at the rate we expected. This project has lead to a 40.4% revenue decrease year-over-year, and a 5% negative gross margin in the region.
     Backlog in the quarter for the Energy segment totalled € 202.7 million, a 49.5% increase over the same period of 2005.
Traffic

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€37,167	€28,165	€93,659	€84,833
Gross Profit	€5,752	€3,898	€17,104	€14,477
Gross Margin	15.5%	13.8%	18.3%	17.1%
Revenue growth rate over prior period	32.0%		10.4%
     Our Traffic segment revenues for the nine-month period ended September 30, 2006 increased by 10.4%, as compared to the nine-month period ended September 30, 2005, and by 32.0% when comparing the quarter ended September 30 year-over-year. This was mainly due to the contribution of our business in North America, as a result of the consolidation of revenues from our recently acquired Farradyne business. In addition, we experienced an increase in our business in the Middle East and Africa region, mainly due to the execution of our large project in Beirut, Lebanon.
     As most of our temporary joint venture consortiums are in our Traffic segment, most of the impact of the consolidation of these consortiums is also reflected as an increase in the revenues of this segment in both the three and nine-month periods ended September 30, 2006 over the same periods in 2005. Excluding this impact, our revenues in this segment increased by 16.5%, and increased by 43.2%, respectively, in the three and nine-month periods ended September 30, 2006, over the same periods of 2005.
     Our gross margin in this segment, excluding the effect of the consolidation of our temporary joint ventures, was 22.2% and 20.0%, respectively, for the three and nine-month periods ended September 30, 2006; including the effect of their consolidation, our gross margin was 18.3% and 15.5%, respectively, for the same periods.
     In our Europe region, the activity in Spain remains the most consolidated of the region. A number of different multi-year contracts related to maintenance activities for the traffic ITS and tolling infrastructures (Madrid, Barcelona and Sevilla), and new enforcement systems projects like “Pride” for Guardia Civil de Tráfico, are helping maintain our consolidated position in Spain. In Ireland, we commenced the West Route Toll System project in the second quarter of 2006. This project and the upgrades for our historical Oresund Link Project (linking Copenhaguen and Malmoe), are the projects that are driving our business outside of Spain in the European region.
     In North America, the recent acquisition of the Farradyne business has resulted in most of the growth in the region for this segment. The € 9.3 million in revenues coming from Traffic in North America for the nine-month period ended September 30, 2006, with 30% of gross margin, is a component of our good business outlook in the region.

     In Latin America, there has been a decrease in activity and margins year-over-year. We continue our recurrent business activity with the Municipalities of Buenos Aires, Córdoba and Rosario, in Argentina, allowing us to have further sales opportunities with these customers. In Brazil, however, the contracts with Rodovías Federales and the maintenance contract for the UTC in Río de Janeiro, have enabled us to maintain a stable position in this market, with higher margins, year-over-year.
     In the Asia-Pacific region, although we have experienced a slight decrease in revenues, quarter-over-quarter, we expect that the Beijing Supercenter Project, and the Urumqi, Nanning and Chanchung Urban Traffic Control (UTC) projects in China, will result in a revenue increase in the following two quarters. We believe we are in a good position to achieve strong results due to advanced and reliable products and an increasing number of references in the local market. We also expect this to translate into increased business activity for 2007 and the following years.
     In interurban projects in China, the local competition is fierce because the required technology is becoming more widely available to local companies. Nonetheless, we expect that the continued integration of the recently acquired Beijing Blueshield business will increase the contribution of this region to our traffic segment, both in the UTC and interurban areas of the business. The percentage of projects financed by multi-lateral credits remains high, especially in the UTC area. Chinese Government investment continues to be strong in interurban projects.
     As mentioned above, in the Middle-East and Africa region, we have almost doubled our business, mainly due to the Beirut Urban Traffic systems project. We had to temporarily suspend performance of this project during the second quarter of 2006, due to the political situation in the country, but have recommenced our work during the third quarter and we expect to obtain the estimated revenues and margins.
     Backlog in the quarter for the Traffic segment totalled € 148.2 million, an 51.8% increase over the same period of 2005.
Transport

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€11,010	€8,678	€27,489	€16,781
Gross Profit	€3,567	€2,046	€7,280	€3,714
Gross Margin	32.4%	23.6%	26.5%	22.1%
Revenue growth rate over prior period	26.9%		63.8%
     Revenues within our Transport segment for the three months ended September 30, 2006 increased by 26.9% from revenues for the three months ended September 30, 2005 mainly due to general good business performance in our activity in Spain and Venezuela. For the nine-month period ended September 30, 2006, the segment presented an accumulated higher performance in comparison with the same period in 2005, with revenue growth over 60%, resulting in a significant increase in our organic business year-over-year.
     Our gross margin in this segment increased from 23.6% to 32.4% from the three-month period ended September 30, 2005 to the three-month period ended September 30, 2006, and from 22.1% to 26.5% from the nine-month period ended September 30, 2005 to the nine-month period ended September 30, 2006, mainly due to the good performance of our Metro de Madrid fare collection contracts and the commencement of two contracts in Venezuela with higher margins.
     In Europe, our revenue increased mainly due to general good business performance of our organic business in the Transport activity in Spain. The contribution of our ongoing projects with Metro de Madrid, Mintra, Metro de Bilbao, Euskotren Bideak, and Renfe Operadora have been important during the third quarter of 2006. We expect that new contracts in Palma de Mallorca (subway system), and the new underground line to the Barajas Airport in Madrid will contribute to our continued growth in this region.
     In the Asia-Pacific region, we completed our works on our largest contract, the Automatic Fare Collection (“AFC”) for Line 1 of Metro of Tianjing in China in June 2006. Although this contract had a nominal impact on our revenues and results during the third quarter of 2006, the contract is very important for us, as it offers us new sales prospects with the same client for additional metro lines, and it is helping us to develop further opportunities in the Tianjing region.
     In our Latin American region, in Venezuela, the contracts for the AFC and Passenger Information System for the railway line Caracas-Tuy of IAFE (National Railway operator of Venezuela), and the Information and Control Railway Systems for Metro of Valencia, significantly increased revenues and margins in the third quarter of 2006. In Mexico, the contract with Metrorey (Metro of Monterrey), launched during the second quarter of 2006, is starting to have an impact on revenues and margins, but most importantly is opening a new market for us in this country, which we expect to bring more opportunities for our AFC technology in the future.
     Backlog in the quarter totalled € 37.9 million, with no variation from the same period of 2005.

Environment

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€9,862	€6,980	€28,172	€17,791
Gross Profit	€2,123	€1,065	€6,422	€4,034
Gross Margin	21.5%	15.3%	22.8%	22.7%
Revenue growth rate over prior period	41.3%		58.4%
     Revenues generated in the Environment segment in the three-month period ended September 30, 2006 increased by 41.3% over the same period of 2005. This growth includes the contribution of revenues generated by Almos Systems, the meteorological systems company that we acquired in July 2005. Without the effect of the Almos contribution to revenues, our organic growth was 26.0%. In the nine-month period ended September 30, 2006, the increase was significantly higher, 58.4% over the same period of 2005. This growth was also mainly due to the contribution of business from Almos.
     In Europe, our revenues increased significantly quarter-over-quarter, mainly due to the contribution of our Almos Systems operations base in the Benelux countries, and the contribution of the ongoing projects in Spain with the Meteorological Institute and Environment Ministry. The contribution of this region to the total revenues in the Environment segment continues stable at approximately 40%.
     In our North America region, our Environment business revenues for the three months ended September 30, 2006 were down 64.6%, and for the nine months ended September 30, 2006, they also decreased by 21.6%. The Alberta Road Weather Information System (“RWIS”) project contributed to our decrease in quarterly revenues due to the lower seasonal contribution of this long-term contract in our Environment segment. This project has entered into a new phase that is more services-oriented and with less revenues than the previous phase, and with a higher percentage of systems integration work. Nonetheless, our gross profit levels for the nine-month period ended September 30, 2006 have increased consistently with the type of services executed under this large contract.
     Our Middle East & Africa region contributed approximately 30.5% of our total Environment segment revenues in the three-month period ended September 30, 2006. Our ongoing environmental projects in Jordan, Qatar and the two ongoing Meteorological Systems projects in Kuwait, continue to generate significant revenues.
     Gross margin in the third quarter increased from 15.3% in 2005 to 21.5% in 2006, mainly due to the higher contribution of our maintenance and services contracts to the overall segment revenue mix.
     Backlog in the quarter totalled € 49.8 million, an 16.9% increase over the same period of 2005.
Other

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€11,252	€7,515	€30,764	€23,300
Gross Profit	€3,271	€3,571	€8,676	€7,966
Gross Margin	29.1%	47.5%	28.2%	34.2%
Revenue growth rate over prior period	49.7%		32.0%
     Revenues in our Other segment in the three-month period ended September 30, 2006 increased by 49.7% from € 7.5 million to € 11.3 million, and increased by 32.0% in the first nine months of 2006, over the same period of 2005. This was mainly due to the strength of our public administration activity (with an 85.3% increase in the nine-month period ended September 30, 2006, over the same period of 2005), and the on-going 20% growth of our managed services activity. Gross margins of 28.2% in the first nine months of 2006 decreased slightly as compared to 34.2% in the prior year period.
     In our public administration activity, the development of business with the Central Government of Spain has been one of the most important achievements that fostered this growth.
     In our healthcare IT business activity, we experienced an 8.3% increase in revenues in the nine-month period ended September 30, 2006 in comparison with the same period of 2005, and we have consolidated our relationship with some customers through support and maintenance activities.

     In our managed services activity, our revenues increased by 20.3% in the nine-month period ended September 30, 2006, over the same period of 2005, although our gross margin decreased from 47.0% in 2005 to 35% in 2006. This decrease reflects the change in the revenue mix in our data center activity, by the incorporation of larger contracts with integration of different IT solutions. However, these figures demonstrate that managed services is becoming a consolidated business. Most of the revenues are recurrent and we expect margins to be stable since most of the contracts are multi-year contracts with fixed monthly instalments.
     Backlog in the quarter totalled € 54.4 million, an 44.1% increase over the same period of 2005.
Geographical Revenues
     The following table identifies our revenues by region during the nine-month periods ended September 30, 2006 and September 30, 2005. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

	Nine Months Ended September 30
			Percentage
			Change
	2006	2005	2005 - 2006
	(Euros in thousands, except percentages)
Europe	€182,782	€142,459	28.3%
Latin America	63,770	46,929	35.9%
North America	53,364	40,792	30.8%
Asia-Pacific	10,856	21,727	(50.0)%
Middle-East and Africa	20,398	19,465	4.8%

Total	€331,170	€271,372	22.0%

Seasonality
     We do not believe there is inherent seasonality in our revenues. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
Operating Activities

	Nine Months Ended September 30,
	2006	2005
	(Euros in thousands)
Net cash provided by (used in) operating activities	€(52,324)	€(34,275)
     Our net cash used in operating activities increased in the nine months ended September 30, 2006, as compared to the nine months ended September 30, 2005. For the nine months ended September 30, 2006, we had € 10.2 million of non-cash adjustments to net income, including depreciation and amortization charges of € 5.8 million, compared with € 17.2 million of non-cash adjustments to net income for the nine months ended September 30, 2005 that included € 8.2 million of depreciation and amortization charges.
     Working capital and temporary joint ventures used € 72.4 million of our operating cash in the nine months ended September 30, 2006, compared with € 61.0 million in the nine months ended September 30, 2005.
     The decrease in operating cash for the nine months ended September 30, 2006 was mainly due to the increase in our inventory of € 7.3 million, in our unbilled revenues of € 74.3 million, in other taxes receivable of € 3.6 million and in our accounts and other long-term receivable and related parties receivables of € 13.1 million; and to our decrease in our income and other tax payable of € 10.3 million and the incorporation of the temporary joint ventures’ working capital of € 3.5 million. These changes were offset by a decrease in our accounts payable, accrued and other liabilities and related parties payable of € 38.1 million, and an increase in our billing in excess of cost and estimated earnings of € 1.5 million.
     The decrease in operating cash for the nine months ended September 30, 2005 was mainly due to the increases in our unbilled revenues of € 44.0 million, in our inventory of € 15.6 million, and our accounts receivable of € 17.7 million, and the incorporation of the temporary joint venture consortiums’ working capital of € 12.7 million. These changes were partially offset by an increase in our accounts payable, related parties and other assets of € 7.0 million, in our billing in excess of cost and estimated earnings of € 10.6 million, and in our accrued and other liabilities of € 11.5 million.

Investing Activities

	Nine Months Ended September 30,
	2006	2005
	(Euros in thousands)
Net cash provided by (used in) investing activities	€(11,756)	€2,454
     Investing activities used more cash during the nine months ended September 30, 2006, than during the nine months ended September 30, 2005.
     During the nine months ended September 30, 2006, we received € 27.5 million under our credit arrangement from Abengoa, we received € 3.2 million due to the deposits that were restricted for use as of December 31, 2005, and we also received € 0.7 million due to the disposal of short-term deposits. We used cash of € 2.4 million for the purchase of property, plant and equipment. Additionally, we have paid € 5.7 million for the remaining 30% of Miner and Miner in February 2006, € 2.3 million for the Beijing Blue Shield acquisition in April 2006, € 2.1 million for the deferred payment on the Almos acquisition, and € 30.6 million for the Farradyne acquisition in July 2006.
     During the nine months ended September 30, 2005 we received € 22.1 million from our credit arrangement with Abengoa and we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2004. In addition, we purchased a short-term deposit for € 18.4 million in February 2005, we purchased property, plant and equipment for € 3.2 million, we used € 3.1 million to make the deferred payment on the Miner & Miner acquisition in April 2005, and we used € 1.7 million to make a first payment on our Almos acquisition.
Financing Activities

	Nine Months Ended September 30,
	2006	2005
	(Euros in thousands)
Net cash provided by (used in) financing activities	€30,303	€4,274
     Financing activities provided more cash in the nine months ended September 30, 2006 than the amount of cash provided by financing activities in the nine months ended September 30, 2005.
     During the nine months ended September 30, 2006, we repaid € 11.1 million of long-term debt mainly in connection with a repayment of the current portion of long-term debt on the credit facilities with La Salle Bank, Fortis Bank and ING and Liscat banks and we also repaid € 7.4 million of short-term debt. We also had proceeds of € 16.3 million from short-term debt, which includes € 15.8 million borrowed under the new credit agreement with La Salle Bank and proceeds of € 2.2 million from long-term debt, which includes € 0.7 million borrowed under the new mortgage loan with the Bank of Communications. Additionally, we borrowed € 30.3 million under our credit arrangement with Abengoa.
     During the nine months ended September 30, 2005, we had net proceeds of € 4.5 million from short-term debt, which includes € 8.7 million borrowed under the Caja de Ahorros y Monte de Piedad de Madrid credit agreement, and we repaid € 10.0 million of long-term debt, mainly in connection with a repayment of long-term debt on the credit facility with LaSalle Bank and relating to the Fortis Bank, ING and Liscat loans. Additionally, we borrowed € 12.8 million under our credit arrangement with Abengoa.
Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our 2005 Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on May 3, 2006. Details of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association are provided in a Form 6-K filed with the SEC on June 6, 2006. The full agreement is provided as Exhibit 4.1 to the Form 6-K filed with the SEC on August 30, 2006.
     Our net credit line payable under our credit arrangement with Abengoa as of September 30, 2006 was € 35.1 million, with € 9.9 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     As of September 30, 2006, € 0.7 million was outstanding under Facility A of the revolving credit facility which Telvent Canada has with LaSalle Bank, and of the total amount of $6 million, $ 5.1 million remains available to us. Facility B, the non-revolving, term credit facility was repaid in April, 2006.

     As of September 30, 2006, € 3.5 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A., for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In addition, there is no amount outstanding under our Fortis Bank loan. It was repaid in September 2006.
     As of September 30, 2006, the amount outstanding with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) under the credit agreement in connection with El Toyo Digital City Project was € 9.4 million. The total amount available to us under this facility is € 12.6 million.
     As of September 30, 2006, € 4.1 million was outstanding in connection with the credit facilities that our subsidiary, Telvent Brasil S.A., obtained from various financial institutions.
     On May 31, 2006, our subsidiary Telvent Traffic North America Inc., entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $ 20 million (€ 15.8 million). The credit facility matures on May 1, 2007. As of September 30, 2006, U.S. $ 20 million (€ 15.8 million) was outstanding in connection with this credit facility.
     Certain of the credit agreements mentioned above contain financial covenants. As of September 30, 2006, we were in compliance with all our financial covenants.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of September 30, 2006, we had € 157.7 million of these obligations outstanding.

Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although they are used solely as economic hedges, these transactions are currently recorded at fair value on our balance sheets, with related gains and losses recorded as earnings on our consolidated statements of operations, as we have not yet sought to apply hedge accounting under U.S. GAAP (SFAS 133, Accounting for Derivative Instruments and Hedging Activities) for these transactions.
     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of September 30, 2006 and December 31, 2005.

	As of September 30, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€1,337	€28,779	€1,648	€34,066
Brazilian Reals	—	—	51	2,042
Mexican Pesos	1	380	219	5,305
Canadian Dollars	336	15,527	843	26,647
Morocco Dirhams	—	—	1	30
Qatari Riyals	1	248	35	2,703
Japanese Yen	294	6,289	330	7,356
Thai Bahts	23	18	8	316

	€1,992	€51,241	€3,135	€78,465

Interest rate contracts:
Interest rate caps	(17)	12,315	—	—

Total	€1,975	€63,556	€3,135	€78,465

	As of December 31, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€435	€7,336	€312	€6,150
Brazilian Reals	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Morocco Dirhams	—	—	7	614
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214

Interest rate contracts:
Interest rate caps	—	—	—	23,480

Total	€1,194	€35,275	€1,440	€61,694

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     As a result of the increase in our sales abroad, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable credit spreads. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest reate increases.
     On May 30, 2006, the Company entered into two new interest rate cap agreements with a total notional amount of € 3.4 million. Under these interest rate cap agreements, the Company receives compensation when the twelve-month Euribor rate rises above 3.75%. At September 30, 2006, the fair value of these new interest rate caps was € (13.2). These interest rate cap agreements will expire in May 2010.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2005 Annual Report on Form 20-F.

II. OTHER INFORMATION
A. Legal Proceedings
     Regarding the Xfera legal proceeding, developments that have occurred relating to this matter during our current fiscal year were reported by us on a Form 6-K filed on February 22, 2006, a Form 6-K filed on September 6, 2006, and in our 2005 Annual Report on Form 20-F. Since the filing of our 2005 Annual Report on Form 20-F, a written statement of defense has been filed with the Court on behalf of Manuel Sánchez Ortega on June 19, 2006. In addition, on September 1, 2006, Mr. Sánchez Ortega received notification from the Judge of the Audiencia Nacional with respect to the Xfera matter that the oral trial of the parties accused in these proceedings, including Mr. Sánchez Ortega, will be held in Madrid, Spain, from January 22 to 26, 2007.
     On June 13, 2006, a court in Spain which reviews administrative decisions of government bodies called the “ Juzgado de lo Contencioso Administrativo Número 2 de Almería , issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The proceedings were commenced on October 19, 2005 by two aldermen or councillors on the City Council of Almeria. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of September 30, 2006, the development and installation work for the El Toyo project is substantially complete.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission on May 3, 2006 (our “Annual Report”). There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On February 22, 2006, we used $ 6.8 million of the net proceeds from our initial public offering to make the payment for the acquisition of the remaining 30% of the shares of Miner & Miner.
     On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the Almos purchase agreement.
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield for a total purchase price of Rmb 32 million (€ 3.2 million). Part of the purchase price, amounting to € 955, was paid on the signing date. The second and third payments due under the purchase agreement in the amount of Rmb 9.6 million (€ 955) and Rmb 6.4 million (€ 637) were paid on July 31, 2006 and August 21, 2006, respectively. The final payment of Rmb 6.4 million (€ 637) is due in March 2007.
     On June 30, 2006, we used €1.5 million of the net proceeds of our initial public offering to pay the second deferred payment for the acquisition of Almos Systems.
     On July 1, 2006 we used $ 18 million (€ 14.1 million) of the net proceeds to make part of the payment for the Farradyne intelligent transportation systems business acquisition.
     On November 2, 2006, we used € 1.8 million of the net proceeds to make a payment for the purchase of Maexbic, S.A., the leading provider of public transportation ticketing technology in Spain.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Manuel Sánchez

	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

	By:	/s/ Bárbara Zubiría

		Name:	Bárbara Zubiría
		Title:	Chief Reporting Officer

Date: November 27, 2006